SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CTC MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12642X 10 6
(CUSIP Number)
Andrew J. Nussbaum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

CUSIP No. 12642X 10 6	13D	Page 2 of 13 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Telcrest Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a) □ b) □
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.1%(1)
14	type of reporting person*
HC

(1)           Based on 157,255,383 shares of common stock, par value $0.01 per share (“Common Stock”), issued and outstanding as of April 28, 2011, as reported by the Issuer in its most recent quarterly report on Form 10-Q for the quarterly period ended March 31, 2011.

CUSIP No. 12642X 10 6	13D	Page 3 of 13 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LLC “Mediaset”
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a) □ b) □
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.1%(1)
14	type of reporting person*
HC

(1)           Based on 157,255,383 shares of Common Stock, issued and outstanding as of April 28, 2011, as reported by the Issuer in its most recent quarterly report on Form 10-Q for the quarterly period ended March 31, 2011.

CUSIP No. 12642X 10 6	13D	Page 4 of 13 Pages
1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK "ROSSIYA"
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a) □ b) □
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	citizenship or place of organization
Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
8	shared voting power
39,548,896
9	sole dispositive power
0
10	shared dispositive power
39,548,896
11	aggregate amount beneficially owned by each reporting person
39,548,896
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)*	□
13	percent of class represented by amount in row (11)
25.1%(1)
14	type of reporting person*
BK

(1)           Based on 157,255,383 shares of Common Stock, issued and outstanding as of April 28, 2011, as reported by the Issuer in its most recent quarterly report on Form 10-Q for the quarterly period ended March 31, 2011.

Item 1.    Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to shares of Common Stock of CTC Media, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 31A Leningradsky Prospekt, 125284 Moscow, Russia.

Item 2.    Identity and Background

This statement is being filed on behalf of each of the following reporting persons (collectively, the “Reporting Persons”):

 (i)           Telcrest Investments Limited (“Telcrest”)

(ii)           LLC “Mediaset” (“Mediaset”)

(iii)          BANK "ROSSIYA" (“Bank Rossiya”)

This Statement relates to the shares of the Issuer held of record by Telcrest Investments Limited (“Telcrest”). The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

The Reporting Persons

Telcrest is a Cyprus company with its principal address at Themistokli Dervi, 3 Julia House, 1066, Nicosia, Cyprus. Telcrest was formed for the purpose of acquiring and holding the shares of Common Stock of the Issuer (the “Shares”). The principal business of Telcrest is to function as a holding company.

Mediaset is a Russian limited liability company with its principal address at 2A, Rastrelli sq., 191124, Saint-Petersburg, Russia. Mediaset’s principal business is to function as a holding company. Mediaset is the record owner of the Class A shares of Telcrest, which have sole voting rights other than with respect to certain reserved matters, on which the holders of Class A shares vote with the Class B shares of Telcrest.  The Class A Shares constitute approximately 27% of the total issued and outstanding shares (of all classes) of Telcrest.

Bank Rossiya is a Russian Open Joint Stock Company with its principal address at 2A, Rastrelli sq., 191124, Saint-Petersburg, Russia. Bank Rossiya’s principal business is banking operations and investments. Bank Rossiya is the owner of the issued and outstanding shares of Mediaset in part directly and in part through its wholly owned subsidiary, IC Abros.

Certain of the Reporting Persons also have direct and indirect minority equity interests in JSC “National Media Group”, a Russian closed joint stock company (“NMG”), which owns a minority of the Class B shares of Telcrest (approximiately 18% of the outstanding equity of Telcrest), which have limited voting rights with respect to corporate actions of Telcrest, including the right to vote with the holders of Class A shares on dispositions and transfers of the Shares.  The Reporting Persons disclaim beneficial ownership of the interest of NMG in Telcrest.

Current information concerning the identity and background of the directors and officers of each Reporting Person is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. None of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons set forth on Annex A hereto, has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Telcrest obtained funds for the acquisition of beneficial ownership of the Shares from capital contributions by its stockholders.  Mediaset acquired the funds used for its capital contribution to Telcrest primarily from amounts borrowed from a third-party corporate lender, as well as from cash on hand.

Item 4.      Purpose of Transaction

Stock Purchase Agreement

                Telcrest acquired the Shares on June 1, 2011 for $27.097080 per share pursuant to a share sale and purchase agreement (the “SPA”) with Alfa CTC Holdings Limited, a Cyprus company (“Alfa CTC”) and Alfa Finance Holdings S.A., a British Virgin Islands limited liability company (“Alfa Finance”).

Stockholders’ Agreement

In connection with the acquisition, the Issuer, Telcrest and MTG Russia AB, a Swedish limited liability company and existing stockholder of the Issuer (“MTG Russia”), entered into a stockholders’ agreement, dated May 20, 2011 (the “Stockholders’ Agreement”).   Pursuant to the Stockholders’ Agreement, the board of directors of the Issuer (the “Board”) is to have nine members, three of whom are to be designated by Telcrest and three of whom are to be designated by MTG Russia, subject to decrease if Telcrest’s or MTG Russia’s percentage ownership, respectively, fall below specified thresholds.  Telcrest shall not designate any person to serve on the Board who is (or within the two-year period prior to such designation has been) primarily engaged in the operation of the currently existing Russian television operations of one of Telcrest’s equityholders. Each of Telcrest and MTG Russia may appoint one of the directors designated by such party as Co-Chairman of the Board.  Telcrest has initially appointed as Co-Chairman the current Co-Chairman of the Board (previously designated by Alfa CTC).  Pursuant to the Stockholders’ Agreement, any future Telcrest designee appointed to serve as Co-Chairman shall be a high profile Russian citizen with a good reputation within the business community in Russia.  Certain additional terms of the Stockholders Agreement are described under Item 6 of this Statement.

The description contained in this Statement of the terms of the SPA and the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to such agreements themselves, which are filed as Exhibits 2 and 3 to this statement, respectively, and are incorporated herein by reference.

Plans or Proposals

The Reporting Persons, as investors in the Issuer, and the designees of the Reporting Persons to the Board of Directors of the Issuer, have had and intend to continue to have general discussions with representatives of the Issuer from time to time regarding various matters relating to the business and operations of the Issuer, which discussions may include some or all of the items described in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons and their designees may from time to time also have such conversations with other stockholders of the Issuer.  In the course of such conversations with members of management, the Board of Directors and other stockholders, the Reporting Persons and their designees may suggest actions that could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, including without limitation to prevent dilution of the Reporting Persons’ percentage ownership of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Further, the Reporting Persons also intend to review their investment in the Issuer on a continuing basis and may determine to acquire additional interests in the Issuer, subject to the limitations set forth in the Stockholders’ Agreement.  In addition, depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of  Directors, changes to the composition of the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in short selling of or any hedging or similar transactions with respect to the Shares, entering into cash-settled total return equity swaps or other similar derivative transactions that are based upon the value of the shares of Common Stock or other securities of the Issuer, which transactions may be significant in amount, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors that the Reporting Persons may deem relevant, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.    Interest in Securities of the Issuer

(a)           Aggregate number and percentage of class beneficially owned:

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)           Number of shares as to which each such Reporting Person has:

(i) Sole power to vote:  0

(ii) Shared power to vote: 39,548,896

(iii) Sole power to dispose:  0

(iv) Shared power to dispose: 39,548,896

(c)           Transactions during the past 60 days:

Other than as described in Item 4, during the past sixty days prior to the date hereof, none of the Reporting Persons has engaged in any transaction in the Issuer’s Common Stock.

(d)           No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement

The information set forth in Items 4 hereof is hereby incorporated by reference into this Item 6.

The Stockholders’ Agreement also provides that Telcrest may not, without the consent of MTG Russia, acquire additional shares of Common Stock that would result in Telcrest owning more than 30% of the Common Stock, except in connection with the exercise of the right of first offer described below.  Similarly, MTG Russia may not, without the consent of Telcrest, acquire additional shares of Common Stock that would result in MTG Russia owning more than 40% of the Common Stock, except in connection with the exercise of the right of first offer described below.  In addition, neither party may acquire additional shares of Common Stock resulting in a percentage ownership of Issuer in excess of 50% unless such acquisition is pursuant to the right of first offer or a tender offer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for all outstanding shares meeting certain criteria set forth in the Stockholders’ Agreement.

Under the Stockholders’ Agreement, each of Telcrest and MTG Russia shall have a right of first offer in the event of any proposed sale by the other stockholder.

The Stockholders’ Agreement will terminate on June 6, 2015, unless previously terminated by agreement of the stockholder parties thereto.

Registration Rights Agreement

Telcrest is also a party (as an assignee of Alfa Capital Holdings (Cyprus) Ltd. and Alfa CTC) to a registration rights agreement relating to the Shares, dated May 1, 2006 (the “Registration Rights Agreement”), with the Issuer and certain other stockholders of the Issuer. The Registration Rights Agreement provides for customary registration rights for each of Telcrest and MTG Russia relating to the registration of the Shares of the Issuer under the Securities Act of 1933.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of such Registration Rights Agreement, filed as Exhibit 4 to this Statement and incorporated herein by reference.

Except for the agreements and instruments described in the response to Items 4 and included in this Item 6, (i) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies and (ii) to the knowledge of the Reporting Persons, there are no such contracts, arrangements, understandings or relationships (legal or otherwise) among the officers and directors of the Reporting Persons or between such officers and directors and any person.

Item 7.    Material to Be Filed as Exhibits

Exhibit	Name
1	Joint Filing Agreement by and among Telcrest Investments Limited, LLC “Mediaset” and BANK “ROSSIYA”, dated as of June 10, 2011
2

Share Sale and Purchase Agreement by and among Telcrest Investments Limited, Alfa CTC Holdings Limited and Alfa Finance Holdings S.A, dated as of May 20, 2011 (incorporated by reference to Exhibit C to the Amendment No. 4 to the Statement on Schedule 13D filed by Alfa CTC Holdings Limited et al. with the Securities and Exchange Commission (the “Commission”) on May 20, 2011)

3

Stockholders’ Agreement by and among Telcrest Investments Limited, CTC Media, Inc. and MTG Russia AB, dated as of May 20, 2011 (incorporated by reference to Exhibit B to the Amendment No. 2 to the Statement on Schedule 13D filed by Modern Times Group MTG AB and MTG Russia AB with the Commission on May 20, 2011)

4

Registration Rights Agreement by and among Alfa Capital Holdings (Cyprus) Ltd., Alfa CTC Holdings Limited, CTC Media, Inc. and certain other stockholders of CTC Media, Inc., dated as of May 1, 2006 (incorporated by reference to Exhibit 10.40 to the Issuer’s Amendment No. 2 to its Registration Statement on Form S-1, filed with the Commission on May 1, 2006)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2011

                                                                                    TELCREST INVESTMENTS LIMITED

                                                                                    By: /s/ Vladimir Lobastov

                                                                                          Name:  Vladimir Lobastov

                                                                                          Title:  Director

                                                                                    LLC “MEDIASET”

                                                                                    By: /s/ Tatiana Duritskaya

                                                                                          Name:  Tatiana Duritskaya

                                                                                          Title:  General Director

                                                                                    BANK “ROSSIYA”

                                                                                    By: /s/ Dmitry Lebedev

                                                                                          Name:  Dmitry Lebedev

                                                                                          Title:  Chairman of Management Board

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(see 18 U.S.C. 1001)

INDEX TO EXHIBITS

Exhibit	Name
1	Joint Filing Agreement by and among Telcrest Investments Limited, LLC “Mediaset” and BANK “ROSSIYA”, dated as of June 10, 2011
2

Share Sale and Purchase Agreement by and among Telcrest Investments Limited, Alfa CTC Holdings Limited and Alfa Finance Holdings S.A, dated as of May 20, 2011 (incorporated by reference to Exhibit C to the Amendment No. 4 to the Statement on Schedule 13D filed by Alfa CTC Holdings Limited et al. with the Commission on May 20, 2011)

3

Stockholders’ Agreement by and among Telcrest Investments Limited, CTC Media, Inc. and MTG Russia AB, dated as of May 20, 2011 (incorporated by reference to Exhibit B to the Amendment No. 2 to the Statement on Schedule 13D filed by Modern Times Group MTG AB and MTG Russia AB with the Commission on May 20, 2011)

4

Registration Rights Agreement by and among Alfa Capital Holdings (Cyprus) Ltd., Alfa CTC Holdings Limited, CTC Media, Inc. and certain other stockholders of CTC Media, Inc., dated as of May 1, 2006 (incorporated by reference to Exhibit 10.40 to the Issuer’s Amendment No. 2 to its Registration Statement on Form S-1, filed with the Commission on May 1, 2006)

Annex A

Certain Information Regarding Directors and Executive Officers of each Reporting Person

Telcrest Investments Limited

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Kallenos, Emilios	Michalakopoulou, 14 Demitas Tower, 3rd floor, Flat/Office 302 P.C. 1075, Nicosia, Cyprus	Cypcodirect Limited	Accoutant	Cyprus
Hadjimichael, Michalakis	Michalakopoulou, 14 Demitas Tower, 3rd floor, Flat/Office 302 P.C. 1075, Nicosia, Cyprus	Cypcodirect Limited	Private employee	Cyprus
Lobastov, Vladimir	24 Nevsky pr., suite 132, 191186, St. Petersburg, Russia	Egorov Puginsky Afanasiev & Partners Law Offices	Lawyer	Russia

LLC “Mediaset”

Executive Officers

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Duritskaya, Tatyana	2 Liter A, Rastrelli sq., St. Petersburg, Russia	LLC “Mediaset”	General director	Russia

BANK “ROSSIYA”

Directors

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Varning, Mattias	Subsidiary in Russia: 7 Znamenka street, Moscow, Russia	JSC Nord Stream AG	Managing Director	Germany
Gorelov, Dmitry	3 Liter, 132 Fontanka embankment, St. Petersburg, Russia	LLC “Holding “PETROMED”	President	Russia
Klishin, Mikhail	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	First Deputy Chairman of the Management Board	Russia
Kovalchuk, Yury	6 Proletarskoy diktaturi square, St.-Petersburg, Russia	Fund “CSR “North-West”	Chairman of the Management Board	Russia
Lebedev, Dmitry	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Chairman of the Management Board	Russia
Mordashov, Alexey	30 Mira street, Cherepovets, Vologodskaya oblast, Russia	OJSC “Severstal”	CEO	Russia

Executive Officers

Name	Principal Business Address	Name of Employer	Principal Occupation / Title	Citizenship
Lebedev, Dmitry	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Chairman of the Management Board	Russia
Amelin, Oleg	18 bld. 2, Merzlyakovsky Lane, Moscow, Russia	BANK “ROSSIYA” (Branch in Moscow)	Head of Moscow Branch of BANK “ROSSIYA”	Russia
Germanov, Alexander	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Deputy Chairman of the Management Board	Russia
Kabalina, Fania	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Chief accountant	Russia
Klishin, Mikhail	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	First Deputy Chairman of the Management Board	Russia
Khorobrov, Andrey	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Deputy Chairman of the Management Board	Russia
Shalenkov, Alexander	2 Liter A, Rastrelli sq., St. Petersburg, Russia	BANK “ROSSIYA”	Deputy Chairman of the Management Board	Russia